UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 6, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Radcom Ltd.

File No. 000-29452 - CF #33674

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Radcom Ltd. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F on March 29, 2016, and amended on April 25, 2016 and April 27, 2016.

Based on representations by Radcom Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.8	through April 30, 2017
Exhibit 4.9	through April 30, 2017
Exhibit 4.10	through April 30, 2017
Exhibit 4.11	through April 30, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary